

Mail Stop 3561

November 17, 2017

Hamid Hashemi
Chief Executive Officer
iPic Entertainment Inc.
Mizner Park
433 Plaza Real Boulevard
Suite 335
Boca Raton, FL 33432

  Re: **iPic Entertainment Inc.**
     Draft Offering Statement on Form 1-A
     Filed October 23, 2017
     File No. 367-00122

Dear Mr. Hashemi:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have been engaging in ongoing discussions with the staff regarding the possibility of conducting a Regulation A offering that includes both a best efforts offering and a firm commitment offering. We further note that this Form 1-A as filed contemplates only a best efforts offering. Please be advised that we will require sufficient time to consider and review the addition of any disclosure related to a firm commitment offering.

Part II

Offering Circular Cover Page

2. Please include the disclosure required by Section a(1) of Part II of Form 1-A on the cover page. To the extent you are relying on Section a(1)(ii), please revise to comply with all requirements of Form S-1.

3. We note your disclosure that you and the Selling Agent may determine to offer and sell up to an additional 1,350,000 Shares for additional aggregate gross proceeds of $24,975,000. This appears to be similar to an overallotment option. Overallotment options are appropriate only in a firm commitment offering in which the underwriter purchases the securities from the issuer or other person on whose behalf the offering is made before it commences sales to the public. Refer to footnote 48 of SEC Release No. 34-18528. Please provide an analysis supporting your belief that this arrangement is appropriate in the context of the contemplated offering.

4. We note your statement that "The Offering will terminate at the earlier of: (1) the date at which $24,975,000 of Shares has been sold…"   Please clarify how you and the Selling Agent will offer and sell up to an additional 1,350,000 Shares for additional aggregate gross proceeds of $24,975,000 given that the Offering will terminate when the first $24,975,000 of Shares have been sold. In addition, please explain how you will offer and sell the additional 1,350,000 shares given that you have indicated in Part I that the number of securities offered is 1,350,000 and the total offering is $24,975,000.

5. We note your statements that "We intend to apply to list our Class A Common Stock on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol 'IPIC.' We expect our Class A Common Stock to begin trading on NASDAQ upon consummation of the Offering." We also note your statement that "The Company may undertake one or more closings on a rolling basis; however, we currently intend to complete only one closing." Please clarify whether you intend to undertake a closing if you have not met the NASDAQ minimum listing requirements such as the market value of publicly held shares, or whether you intend to undertake a closing only when you have met the listing standards. In addition, please reconcile the statement on page 25 that "…our common stock has been approved for listing on NASDAQ" with other statements in your filing that you intend to apply for listing.

6. In light of your disclosures on the cover page and throughout the filing, please reconcile your indications in Part I that:
    * the issuer does not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3),
    * the issuer intends to price this offering after qualification pursuant to Rule 253(b); and

- anticipated fees in connection with this offering and the names of service providers are blank.

Offering Circular Summary, page 1

Summary of the Transactions, page 2

7. It appears that your contemplated reorganization in connection with the closing of the offering resembles an "Up-C" structure. Please revise to briefly explain the reasons why this offering is being conducted as such, including any potential tax benefits for existing owners.

The Transactions, page 29

iPic-Gold Class LLC Agreement, page 32

8. We note your disclosure that the iPic-Gold Class LLC Agreement provides a redemption right to the Original iPic Equity Owners to have their LLC Interests redeemed, at your option, for newly-issued shares of your Class A common stock on a one-for-one basis or for a cash payment. Please explain how, in the event of cash payments, you will meet your obligation to ensure that at all times the number of LLC Interests that you own equals the number of shares of Class A common stock issued by you.

Dilution, page 36

9. Please tell us whether there is a difference between the persons comprising the "Original iPic Equity Owners" discussed throughout the offering statement and the "existing stockholders" discussed here. In this regard, we note your disclosure that the "discussion and the tables above exclude shares of Class B common stock" appears to exclude Original iPic Equity Owners from dilution calculations.

Unaudited Pro Forma and Pro Forma As Adjusted Consolidated Financial Statements, page 38

10. Please revise to have the description of the columns in the narrative match the description of the columns in the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 58

11. Please revise to disclose your contractual obligations for each time period discussed as well as the total amount of contractual obligations for each time period. Refer to Item 303(a)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 79

12. With respect to each entity discussed in this section, such as iPic Holdings, Inc. and iPic Holdings, LLC, please expand to disclose the nature of your relationship that would give rise to the entity being considered a related party. If material, disclose the principals or controlling persons of iPic Holdings, Inc. and iPic Holdings, LLC.

Financial Statements

Consolidated Statements of Cash Flow, page F-7

13. We note that operating cash flows for the year ended December 31, 2016 reflect net loss for the year adjusted for non-cash expenses including deferred rent of $24.1 million. In note 5 to your financial statements you disclose that total rent expense for 2016 was $12.1 million. Please tell us how you determined the $24.1 million non-cash adjustment for deferred rent.

14. We note that your notes payable to related parties allow for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We note from your statements of cash flows that you classify the deferral of interest as a non-cash adjustment to reconcile net loss to net cash provided by (used in) operating activities. Given that the PIK obligations are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. Please also tell us why the adjustments for deferred interest liability on the statements of cash flows are negative adjustments, which normally would indicate a non-cash item of income.

Note 3 – Borrowings, page F-15

15. It appears you classified the 5.00% VR iPic Finance, LLC notes as current liabilities at December 31, 2015 and classify them as long-term liabilities at December 31, 2016. Please tell us your basis for the different classification.

16. You disclose that payment of principal and interest on several of your notes payable to related parties are due only if the lenders (or their parents) are due distributions (to the extent of such distributions) and that the notes have no stated maturity. Please describe for us the nature and terms of the related agreements and how those terms impact your payment requirements for principal and interest on the notes. Please also provide an analysis of how you determined that long-term classification of the notes was appropriate under GAAP.

Note 2 – Investment in Affiliate, Page F-34

17. Please revise to disclose in further detail the substance and business purpose of this transaction.

18. Please provide us with a calculation of the gain on consolidation and your basis for recognizing it.

Part III of Form 1-A, Index to Exhibits, page III-1

19. Please file a legality opinion, as required by Item 17 of Part III to Form 1-A.

20. Please file copies of your registration rights agreement, the iPic-Gold Class LLC Agreement, and any tax receivables agreement you may have.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure